Writer’s Direct Dial: +1 212 225 2742 E-Mail: msalerno@cgsh.com

VIA EDGAR CORRESPONDENCE

October 20, 2014

Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Medtronic Holdings Limited Amendment No. 2 to Registration Statement on Form S-4 Amended September 18, 2014 File No. 333-197406

Dear Ms. Ravitz:

On behalf of Medtronic Holdings Limited (“New Medtronic”) and Medtronic, Inc. (“Medtronic”), we are submitting this letter in response to the oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission on September 24, 2014 with respect to the above-referenced Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

As requested by the Staff, Medtronic and Covidien plc (“Covidien”) are supplementally submitting comparisons of the rights of their shareholders, respectively, as compared to the rights shareholders are expected to have in New Medtronic. The Medtronic shareholder rights comparison is attached hereto as Annex A and the Covidien shareholder rights comparison is attached hereto as Annex B.

New Medtronic has filed today Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff five copies of a version of Amendment No. 3, which has been marked to show changes since the filing of Amendment No. 2 to the Registration Statement on September 18, 2014.

*                    *                     *

We hope that the changes to Amendment No. 3 adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned or Victor I. Lewkow at (212) 225-2000.

Sincerely,
CLEARY GOTTLIEB STEEN & HAMILTON LLP

/s/ Matthew P. Salerno
Matthew P. Salerno, a Partner

Enclosure

cc:

Bradley E. Lerman, Esq.

General Counsel, Medtronic Holdings Limited

Senior Vice President, General Counsel and Corporate Secretary, Medtronic, Inc.

John H. Masterson, Esq.

Senior Vice President and General Counsel, Covidien plc

Victor I. Lewkow, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Adam O. Emmerich, Esq.

Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

Annex A

STRICTLY CONFIDENTIAL

October 20, 2014

COMPARISON OF THE RIGHTS OF HOLDERS OF MEDTRONIC COMMON SHARES AND

NEW MEDTRONIC ORDINARY SHARES

As indicated in Medtronic’s response letter dated August 26, 2014, the differences between the rights of holders of Medtronic common shares and New Medtronic ordinary shares are generally (i) either required by Irish law or (ii) necessary in order to preserve the current rights of shareholders of Medtronic and the powers of the Medtronic board under Minnesota law and the Medtronic articles of incorporation and bylaws. In response to the Staff’s comment in the comment letter dated September 12, 2014 and a subsequent conversation with the Staff, the following chart provides an analysis of the differences between the rights of holders of Medtronic common shares and New Medtronic ordinary shares and attributes the differences to requirements of Irish law or the preservation of the current rights of Medtronic shareholders and powers of the Medtronic board.

Section in New Medtronic Articles of Association	Rights	Reason(s) for Difference	Explanatory Note

§5	Share options	Required by Irish law.	Irish law prohibits companies from allotting shares without consideration. In particular, at least a quarter of the nominal value and all of any premium due on a share issue must be paid except that shares issued pursuant to employee share plans may be issued with just the nominal value paid up. Therefore, the New Medtronic articles require (by reference to the Irish Companies Acts) that the minimum consideration (as determined by the Irish Companies Acts) be paid for ordinary share issues or shares issued pursuant to options or any other share-based grants.

§7.1	Issuing shares	Required to preserve the existing rights of shareholders and powers of the board; required by Irish law.	Irish law limits a company’s board’s ability to issue new shares without shareholder approval, which must be renewed at least every five years. In order to preserve the ability of Medtronic’s board to issue authorized but unissued shares without shareholder approval to the maximum extent permissible under Irish law, New Medtronic’s articles authorize the board to issue such new shares without shareholder approval for five years.

§7.2	Preemptive rights	Required to preserve the existing rights of shareholders and powers of the board; required by Irish law.	Medtronic’s articles provide expressly that shareholders do not have preemptive rights. To preserve the status quo, New Medtronic has opted out of certain statutory preemptive rights that apply automatically in favor of shareholders where shares are to be issued for cash for a period of five years, as is permitted under Irish law. Irish law imposes the requirement that the validity of this opt-out cannot exceed five years and that any renewal of this opt-out must be approved by a special resolution of New Medtronic’s shareholders.

Section in New Medtronic Articles of Association	Rights	Reason(s) for Difference	Explanatory Note
§10; 69-70; 94	Voting rights	Required by Irish law.	To the extent possible New Medtronic’s articles preserve the existing voting rights of Medtronic shareholders. However, certain voting rights are prescribed by Irish law; primarily the requirement that votes requiring “ordinary resolutions” must be approved by a majority of the votes cast and votes requiring “special resolutions” must be approved by 75% of the votes cast. Irish law generally prescribes which matters must be approved by ordinary resolution and which matters must be approved by special resolution.

§12; 36-38	Stock repurchases and stock redemptions	Required to preserve the existing rights of shareholders and powers of the board; required by Irish law.	Irish law imposes certain limitations on repurchases that are stricter than under Minnesota law, however, Irish law permits repurchases to be mechanically executed as redemptions in order to avoid such limitations. Redemptions under Irish law closely approximate Medtronic’s current flexibility to execute repurchases. In order to more closely preserve Medtronic’s flexibility with respect to executing repurchases, the New Medtronic articles provide that certain repurchases may be carried out as redemptions. Pursuant to Irish law, the funds for any repurchase or redemption must come from “distributable reserves”[1] or proceeds from a new issuance of shares.

§42-64	Liens on shares, calls on shares and forfeiture of shares	Required by Irish law.	These provisions result from the fact that Irish law, unlike Minnesota law, allows for the issuance of assessable shares without obtaining the unanimous consent of all shareholders. The relevant provisions are required by Irish law and will not be applicable to shares of New Medtronic issued as part of the transaction as all such shares will be fully paid up – the provisions will only become effective in the unlikely event that shares of New Medtronic that have not been fully paid up are subsequently issued.

§69; 71	Consolidation, division and subdivision of share capital	Required by Irish law.	As is required by Irish law, the New Medtronic articles provide that certain variations of share capital must be approved by ordinary resolution.

[1]	“Distributable reserves” generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction.

Section in New Medtronic Articles of Association	Rights	Reason(s) for Difference	Explanatory Note
§70; 199.5; 200.8	Amendments of governing documents	Required to preserve the existing rights of shareholders and powers of the board; required by Irish law.	Irish law requires a special resolution of shareholders (requiring not less than 75% of the votes cast) to amend the governing documents of New Medtronic. In order to preserve the requirement under Minnesota law that only disinterested shareholders can vote on certain waivers of anti-takeover protections, certain amendments, including amendments with respect to the business combination and control share acquisition provisions, must be approved by a special resolution of disinterested shareholders.

§76	Calling special meetings of shareholders	Required by Irish law.	Medtronic’s current articles permit shareholders with 10% of the voting power to call special meetings; however, shareholders may only call a special meeting relating to a business combination if at least 25% of the voting power calls such a meetings. Medtronic’s auditors do not have right to call special meetings. In accordance with Irish law, special meetings must be able to be called by (i) shareholders holding not less than 10% of the voting power and (ii) New Medtronic’s auditors.

§79	Notice provisions for shareholder meetings	Required by Irish law.	As required by Irish law, notice of an annual or extraordinary general meeting must be given to all New Medtronic shareholders and to the auditors of New Medtronic with a minimum notice period of 21 days for an annual general meeting and an extraordinary general meeting to approve a special resolution and a minimum notice period of 14 days for any other extraordinary general meeting.

§87; 91	Adjournment of shareholder meetings	Required by Irish law.	Irish law dictates different provisions with regards to adjournment of shareholder meetings than Minnesota law. Irish law grants the chair of the meeting certain procedural rights with regard to adjournment which have no analog under Minnesota law. In addition, under Irish law, the chair of the meeting must adjourn the meeting if directed to by passage of an ordinary resolution.

§114; 156-157	Size of board of directors	Required to preserve the existing rights of shareholders and powers of the board; required by Irish law.	Irish law does not recognize the concept of “board size” within a minimum and maximum number of directors. The New Medtronic articles provide for procedures with respect to setting the size of the board as close to the current procedures as is possible in light of Irish law.

Section in New Medtronic Articles of Association	Rights	Reason(s) for Difference	Explanatory Note
§160-162	Removal of directors	Required by Irish law.	The Irish Companies Acts provides shareholders with the power to remove a director from office by ordinary resolution (a majority of votes cast) at a meeting held on no less than 28 days’ notice. Under Medtronic’s current articles, a vote of 75% of all outstanding shares is required to remove a director, however this threshold is impermissible under Irish law.

§168-176	Distributions and dividends	Required to preserve the existing rights of shareholders and powers of the board; required by Irish law.	Under Minnesota law, the Medtronic board can generally declare a dividend so long as it determines Medtronic will be able to pay its debts in the ordinary course of business after paying the dividend. Under Irish law, the dividends must be paid from “distributable reserves.”

§168; 177	Dividend in shares; bonus issues	Required to preserve the existing rights of shareholders and powers of the board.	New Medtronic’s articles provide procedures, as dictated by Irish law, to preserve the current ability of the Medtronic board to declare and issue stock dividends.

§194-195	Rights upon liquidation	Required by Irish law.	New Medtronic’s articles provide procedures, as dictated by Irish law, that would apply in the event New Medtronic is wound up.

§198	Shareholder rights plan (“poison pill”)	Required to preserve the existing rights of shareholders and powers of the board.	Under Minnesota law, Medtronic’s board of directors is permitted to unilaterally adopt a shareholder rights plan. New Medtronic’s articles expressly authorize the board to adopt a shareholder rights plan because it is unclear under Irish law whether a board could adopt such a rights plan in the absence of such express authorization.

§199-202	Anti-takeover measures; Greenmail restrictions	Required to preserve the existing rights of shareholders and powers of the board.	New Medtronic’s articles include business combination, control share acquisition and fair price provisions that substantially replicate certain anti-takeover protections that are currently applicable to Medtronic under the Minnesota Business Corporation Act. New Medtronic’s articles also include restrictions on greenmail that substantially replicate restrictions that are currently applicable to Medtronic under the Minnesota Business Corporation Act.

Section in New Medtronic Articles of Association	Rights	Reason(s) for Difference	Explanatory Note
Not specifically addressed in New Medtronic’s governing documents	Anti-takeover measures	Required by Irish law.	Irish law, specifically the Irish Takeover Rules, includes numerous mandatory rules relating to the acquisition of securities in an Irish company for which there is no analog under Minnesota or U.S. federal law. For example, the Irish Takeover Rules mandate that an acquirer of 30% or more (but less than 50%) of the voting rights of New Medtronic must make a cash offer to acquire all outstanding shares.

Not specifically addressed in New Medtronic’s governing documents	Shareholder suits	Required by Irish law.	Irish law, particularly Irish case law, varies in comparison to Minnesota law with regards to the ability of shareholders to bring derivative suits in the name of the company.

Not specifically addressed in New Medtronic’s governing documents	Shareholder approval of extraordinary transactions	Required by Irish law.	Irish law differs from Minnesota law as to the approval of extraordinary transactions by shareholders. While most extraordinary transactions that require shareholder approval under Minnesota law (e.g., mergers) need to be approved by the holders of a majority of the voting power of all shares entitled to vote on the matter, Irish law imposes higher approval thresholds for extraordinary transactions (e.g., a scheme of arrangement under Irish law or a merger under Irish merger legislation).

Not specifically addressed in New Medtronic’s governing documents	Disclosure of interests in shares	Required by Irish law.	The Irish Companies Acts requires certain disclosure of interests in shares which have no analog under Minnesota law or U.S. federal law. These statutory disclosure requirements are applicable to shareholders of all Irish public limited companies, such as New Medtronic, as a matter of Irish law.

Not specifically addressed in New Medtronic’s governing documents	Rights of dissenting shareholders	Required by Irish law.	Irish law differs from Minnesota law with regards to the rights of dissenting shareholders. Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. However, limited rights exist under the European Communities (Cross-Border Mergers) Regulations 2008.

Not specifically addressed in New Medtronic’s governing documents	Anti-parachute Provision	Required by Irish law.	Irish law dictates slightly different requirements with regards to actions by directors after receipt of an approach that may lead to an offer than is required under Minnesota law.

Not specifically addressed in New Medtronic’s governing documents	Enforcement of civil liabilities against foreign persons	Required by Irish law.	There are additional requirements for enforcing judgments rendered by courts in the United States against an Irish company in Ireland.

Section in New Medtronic Articles of Association	Rights	Reason(s) for Difference	Explanatory Note
Not specifically addressed in New Medtronic’s governing documents	Election of directors	Required by Irish law.	Under Minnesota law and Medtronic’s bylaws, each director is elected by a plurality vote. Under Irish law, directors are elected by ordinary resolution, which requires a majority of the shares voting to vote in favor of a nominee.

Annex B

STRICTLY CONFIDENTIAL

October 20, 2014

COMPARISON OF THE RIGHTS OF HOLDERS OF COVIDIEN ORDINARY SHARES AND

NEW MEDTRONIC ORDINARY SHARES

In response to the Staff’s comment in the comment letter dated September 12, 2014 and subsequent discussions with the Staff, the following chart provides an analysis of the differences between the rights of holders of Covidien ordinary shares and New Medtronic ordinary shares.

Section in New Medtronic Articles	Rights	Description of Difference	Explanation of Difference
§ 114	Number of directors	Covidien’s articles of association provide for a minimum of two directors and a maximum of fifteen directors. New Medtronic’s articles of association provide that the number of directors will be not less than three and not more than fifteen.	Difference is immaterial. The difference in the minimum number of directors (of two versus three) is minimal even theoretically and is of little practical significance. In practice, New Medtronic is expected to have thirteen directors. Moreover, a public company is extremely unlikely have as few as three (let alone two) directors in any circumstance due to various regulatory requirements (i.e., NYSE listing rules with respect to director independence and various committee requirements indirectly require more than three directors for a board to satisfy all relevant criteria).

§ 76	Calling Special Meetings of Shareholders

As required by Irish law, extraordinary general meetings of Covidien may be convened by (i) the board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of Covidien carrying voting rights, or (iii) on requisition of Covidien’s auditors.

Under New Medtronic’s articles of association, extraordinary general meetings of New Medtronic may also be convened by (i) any two directors, (ii) the chief executive officer, or (iii) the chief financial officer, as these persons currently have the power to convene special meetings under Medtronic’s bylaws.

Difference is immaterial. The fact that two directors or certain executive officers of New Medtronic will also be capable of calling shareholder meetings does not expand or limit the rights of shareholders to vote as they deem appropriate at any such meeting. Moreover, the threshold for shareholders themselves to call special meetings is identical at both companies.

Section in New Medtronic Articles	Rights	Description of Difference	Explanation of Difference
§ 73	Record Date

Covidien’s articles of association provide that the record date for any general shareholder meeting shall not precede the date upon which the resolution fixing the record date is adopted by the board and the record date shall be at least 10 days and at most 80 days prior to the general meeting. Pursuant to Covidien’s articles of association, in order that the directors may determine the members entitled to receive payment of any dividend or other distribution or allotment of any rights or the members entitled to exercise any rights in respect of any change, conversion or exchange of shares, or for the purpose of any other lawful action, the board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than thirty nor less than two days prior to such action.

To preserve the status quo under Medtronic’s bylaws, New Medtronic’s articles of association provide that the board may fix in advance a date as the record date (a) for any such determination of members entitled to notice of or to vote at a meeting of the members, which record date shall not be more than sixty days before the date of such meeting, and (b) for the purpose of determining the members entitled to receive payment of any dividend or other distribution, or in order to make a determination of members for any other proper purpose, which record date shall not be more than sixty days prior to the date of payment of such dividend or other distribution or the taking of any action to which such determination of members is relevant.

Difference is immaterial. The difference of 10 days and 20 days in the minimum and maximum, respectively, number of days prior to a shareholders’ meeting that a record date may be set will not affect existing shareholders’ ability to exercise their substantive rights.

Section in New Medtronic Articles	Rights	Description of Difference	Explanation of Difference
§ 93.2	Articles Provisions Requiring Advance Notice of Director Nominations and Other Shareholder Proposals

In order to comply with the advance notice procedures of Covidien’s articles of association, a shareholder must give written notice to Covidien’s secretary on a timely basis. To be timely for an annual general meeting, notice must be delivered, or mailed and received, at least 120 days in advance of the first anniversary of the date that Covidien released the proxy statement for the preceding year’s annual general meeting, subject to certain exceptions. To be timely for an extraordinary general meeting, notice must be delivered, or mailed and received, by the later of (i) 120 days in advance of the meeting or (ii) the date that is 10 days after the date of the first public announcement of the date of the meeting.

To preserve the status quo under Medtronic’s articles, to be timely for a New Medtronic general meeting, notice must be delivered to, or mailed and received, not less than 50 days nor (except for shareholder proposals subject to Rule 14a-8(a)(3)(i) of the Exchange Act) more than 90 days prior to the meeting, provided however that in the event that less than 60 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

Difference is immaterial. The notice requirements are similar for both companies, and the number of days’ notice required under New Medtronic’s articles is fewer than is required under Covidien’s articles, so that current Covidien shareholders seeking to deliver notice of business to be brought before a meeting of New Medtronic shareholders will have, if anything, greater leeway (and thus a greater opportunity to bring business before such a meeting) as shareholders of New Medtronic. Moreover, this procedural requirement does not affect shareholders’ substantive rights to vote as they see fit at any such meeting, nor does it affect the substantive content of business to be considered at any such meeting.

Section in New Medtronic Articles	Rights	Description of Difference	Explanation of Difference
§§ 199 – 201	Special Business Combination, Control Share Acquisition and Fair Price Provisions

Covidien’s articles of association include a provision similar to Section 203 of the General Corporation Law of the State of Delaware (“Section 203”), which generally prohibits Covidien from engaging in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder, unless, in general:

•    Covidien’s board of directors approved the transaction which resulted in the shareholder becoming an interested shareholder;

•    upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 85% of the voting shares outstanding at the time of commencement of such transaction, excluding for purposes of determining the number of voting shares outstanding (but not the outstanding voting shares owned by the interested shareholder), voting shares owned by persons who are directors and also officers and by certain employee share plans; or

Difference is immaterial. With respect to Covidien’s articles of association provision that is similar to Section 203 of the DGCL and Section 302A.673 of the MBCA (in the case of Medtronic/New Medtronic), the difference in thresholds for becoming an interested shareholder is not significant (at 15% and 10%, respectively). In both cases, the threshold is similarly low so as to preclude a creeping takeover attempt by a large shareholder without the approval of a board of directors consisting of directors not selected by such a shareholder.

The “control share acquisitions” provision of the New Medtronic articles is highly unlikely to be relevant to shareholders of New Medtronic. The provision is triggered only by an acquisition of a 20% to 30% stake in New Medtronic, which would require an investment in excess of $20 billion in New Medtronic shares, given that the expected market capitalization of the combined company is in excess of $100 billion, an ownership level which is rare if not unheard of for a stake in a U.S. listed public company without concentrated ownership (i.e., a stake acquired in the market by a third party). On the one hand, such a provision will not deter an unsolicited takeover proposal for New Medtronic, which would not normally be preceded or accompanied by the accumulation of such a position, nor an investment in New Medtronic by passive or active investors, who would not be expected to acquire such a position. On the other hand, to the extent the provision does have even a nominal impact, the protection afforded to shareholders by it is largely duplicative of other powers vested in the board and the shareholders to resist creeping takeover attempts under other provisions of the New Medtronic articles, such as Section 302A.673 described above and the power to adopt a shareholder rights plan in certain circumstances, and other takeover protections shared by Covidien and New Medtronic.

Section in New Medtronic Articles	Rights	Description of Difference	Explanation of Difference

•    the business combination is approved by Covidien’s board of directors and authorized at an annual or extraordinary general meeting of shareholders by the affirmative vote of the holders of at least 75% of the outstanding voting shares that are not owned by the interested shareholder.

A “business combination” is generally defined as a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is generally defined as a person who, together with affiliates and associates, owns or, within three years prior to the date in question, owned 15% or more of the outstanding voting shares of Covidien.

The analog under Minnesota law to Section 203 is section 302A.673 of the Minnesota Business Corporations Act (“MBCA”). To preserve the status quo under Minnesota law, New Medtronic’s articles of association include a provision similar to section 302A.673 of the MBCA, which provides that New Medtronic may not engage in certain business combinations with any person that acquires beneficial ownership of 10% or more of the voting shares of New Medtronic for a period of four years following the date on which the person became a 10% shareholder unless a committee of New Medtronic’s disinterested directors approved either the business combination or the acquisition of shares.

The “fair price” provision in the New Medtronic articles is equally immaterial to shareholders as a practical matter. There are virtually no examples in recent memory of tender offers for major U.S.-listed public companies being followed by second-step transaction at lower prices. Public company boards have very substantial mechanisms at their disposal to effectively insist on equal treatment in the back-end of acquisition transactions effected through a first-step tender offer, and shareholders are not today inclined to accept tender offers that are not followed by a second-step transaction at the same price. Moreover, under certain circumstances, a first-step tender offer would trigger mandatory bid requirements under the Irish Takeover Rules that would prevent the offeror from effecting a second-step transaction at a lower price.

Section in New Medtronic Articles	Rights	Description of Difference	Explanation of Difference

In addition, New Medtronic’s articles of association also contain the following provisions, which are similar to sections 302A.671 and 302A.675, respectively, of the MBCA, neither of which are included in Covidien’s articles:

Control Share Acquisition: New Medtronic’s articles of association provide that any “control share acquisition” must be approved by disinterested shareholders, unless the requirement is waived by a committee of disinterested directors. Shareholders who acquire shares in a “control share acquisition” without such shareholder or director approval would lose their voting rights with respect to shares in excess of 20% of the voting rights of New Medtronic and would be subject to certain redemption privileges in favor of New Medtronic unless and until disinterested shareholder approval is subsequently obtained. A “control share acquisition” is any share acquisition which results in the acquiring person holding between 20% and 30% of the voting shares of New Medtronic.

Fair Price: New Medtronic’s articles of association provide that an offeror who has completed a tender offer for New Medtronic may not within two years after the last purchase in the tender offer acquire additional shares, whether by purchase, merger, exchange or otherwise, unless the shareholders in those additional acquisitions are given terms that are substantially equivalent to those provided in the earlier tender offer or unless the proposed additional acquisitions were approved by an independent committee of New Medtronic’s board prior to the tender offer.

Section in New Medtronic Articles	Rights	Description of Difference	Explanation of Difference
§ 39 – 40	Variation of Class Rights Attaching to Shares

Any variation of class rights attaching to the issued shares of Covidien must be approved by a special resolution of the shareholders of the class affected (which requires approval of a majority in number representing 75% in value of such shareholders present and voting). The quorum for such a class meeting is two or more persons holding or representing by proxy at least one third in nominal value of the issued shares of the class.

To preserve the status quo under Minnesota law as closely as is permitted under Irish law, any variation of class rights attaching to the issued shares of New Medtronic must be approved with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of an ordinary resolution (which requires approval of a majority of votes cast) passed at a general meeting of the holders of the shares of that class. The quorum for such a class meeting is one or more persons holding or representing by proxy at least a majority of the issued shares of that class.

Difference is immaterial. Covidien has, and New Medtronic will have, one only class of shares of common stock and there is no current plan to create a new class of common stock for either company. In the event that a new class of shares is created and issued in the future, there will, from the outset, be full visibility of the rights attaching to those shares and the method by which those rights may be varied.

Section in New Medtronic Articles	Rights	Description of Difference	Explanation of Difference
§§ 199.5; 200.8	Amendments of Governing Documents	In order to preserve the requirement under Minnesota law that only disinterested shareholders can vote on certain waivers of anti-takeover protections, certain amendments to New Medtronic’s articles, including amendments with respect to the business combination and control share acquisition provisions, must be approved by a special resolution of disinterested shareholders. Covidien’s articles do not contain analogous provisions.	Difference is immaterial. Currently substantially all of Covidien’s shareholders are disinterested and any vote to approve changes to Covidien’s articles of association would have to be approved by them. Covidien does not expect there to be any more “interested” shareholders before the closing of the transaction. Following the closing, Covidien shareholders will have more protection with respect to these actions under New Medtronic’s articles of association.

§ 202	Greenmail Restrictions	To preserve the status quo under Minnesota law, New Medtronic’s articles of association provide that New Medtronic may not, directly or indirectly, purchase or agree to purchase any shares entitled to vote from a person who beneficially owns more than 5% of the voting power of New Medtronic for more than the market value thereof if the shares have been beneficially owned by the person for less than two years, unless the purchase or agreement to purchase is approved at a meeting of shareholders by ordinary resolution or New Medtronic makes an offer, of at least equal value per share, to all holders of shares of the class or series and to all holders of any class or series into which the securities may be converted. This provision is designed to replicate anti-greenmail restrictions under Minnesota law. Covidien’s articles do not contain an analogous provision.	Difference is immaterial—New Medtronic’s directors will be obligated under Irish law to act in the best interests of all shareholders and will consider all relevant circumstances in making share buyback decisions, whether from particular large shareholders or otherwise. Should the New Medtronic board of directors determine to pursue a share buyback that would implicate this provision of the articles, New Medtronic shareholders would be fully able and empowered to approve and ratify that action. The provision does not prohibit such a buyback.

Section in New Medtronic Articles	Rights	Description of Difference	Explanation of Difference
§ 7.2	Preemption Rights

Certain statutory pre-emption rights apply automatically under Irish company law in favor of Covidien’s shareholders where shares in Covidien are to be issued for cash. Covidien may opt out of these pre-emption rights in its articles of association, subject to a renewal of authority by special resolution of the shareholders every five years. A special resolution requires not less than 75% of the votes cast of Covidien’s shareholders cast at a general meeting. At the time of its incorporation in Ireland, Covidien had opted out of these preemption rights for a five-year period.

To preserve the status quo under Medtronic’s articles, New Medtronic has opted out of these preemption rights in its articles of association as permitted under Irish law. Because Irish law requires that the validity of this opt-out cannot exceed five years and that any renewal of this opt-out must be approved by a special resolution of New Medtronic’s shareholders, New Medtronic’s articles of association provide that this opt-out expires after five years and any renewal must be approved in accordance with Irish statutory requirements.

This provision of New Medtronic’s articles simply replicates the provision that applied at the time Covidien itself first became an Irish public company, and will similarly remain in effect only for a period of five years, following which time New Medtronic’s board of directors’ will have authority to authorize the issuance of shares for cash without first offering shares to existing shareholders only if a further waiver of pre-emptive rights has been approved by the favorable vote of 75% of the shares of New Medtronic. Given Medtronic’s and Covidien’s recent history of share buybacks, the fact that neither company has conducted an equity offering for cash in the past ten years, and the financial profiles of Covidien and New Medtronic as the combined company, it is unlikely that Covidien (if it were to remain an independent company) or New Medtronic will issue shares for cash in the next five years in any event. Finally, it should be noted that shareholders of U.S.-listed companies are not generally afforded mandatory pre-emptive rights, and that rights offerings in the U.S., whether mandatory or voluntary, are not a common market practice.